EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Qwest Communications International Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-74622, 333-91424, 333-111923 and 333-153438) of Qwest Communications International Inc. of our report dated June 29, 2009 with respect to the statements of net assets available for benefits of the Qwest Savings & Investment Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the related supplemental schedule, which report appears in the December 31, 2008 annual report on Form 11-K of the Qwest Savings & Investment Plan.

KPMG LLP

Denver, Colorado

June 29, 2009